January 17, 2025

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	SKK Access Income Fund (the “Fund”)

Annual Report on Form N-CSR

Filing No.: 811-23856

Dear Mr. Eskildsen,

This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Fund’s annual report to shareholders on Form N-CSR filed on September 6, 2024 (the “Annual Report”). For your convenience, the comments have been reproduced in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	On page 6 of the Annual Report, in the Statement of Assets and Liabilities, between the total liabilities and net assets lines, there should be another line for “Commitments and contingent liabilities” (see Reg S-X 6-04.15), and there should be a reference to Note 4 (in the Notes to Financial Statements).

Response: The Fund will make the requested change in future reports, where applicable.

2.	The Valuation Technique column has a footnote reference to “(s)” which does not appear to refer to a corresponding footnote.

Response: The foregoing was a typographical error which will be corrected in future reports, where applicable.

3.	Please confirm that the “Valuation Technique” used was “Cost,” since the Fair Value has changed since 12/31/23 and is different than the “Cost” stated in the Schedule of Investments in the Annual Report. If the “Valuation Technique” is “Cost,” then please explain why the Fund believes that “Cost” is an appropriate “Valuation Technique” for this security.

Response: The “Valuation Technique” for the security noted was “Cost,” but the investment is denominated in Australian Dollars (AUD). As such, the valuation reflects the cost of the security converted from AUD to US Dollars, which results in fluctuations in the Fair Value. The Fund intends to add an explanatory footnote to such effect in future reports, where applicable. Additionally, since the Fund is not currently using a model methodology to value this security, it believes “Cost” is an appropriate “Valuation Technique” for this security.

JOHN F. RAMÍREZ ● PARTNER

11300 Tomahawk Creek Parkway, Suite 310 ● Leawood, KS 66211 ● p: 917.805.1818

Practus, LLP ● John.Ramirez@Practus.com ● Practus.com

United States Securities and Exchange Commission
January 17, 2025

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Should you have any questions or require additional information, please do not hesitate to contact me at 917-805-1818 or john.ramirez@practus.com.

Sincerely,

John F. Ramírez

Practus, LLP

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